SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                               -------------

                                SCHEDULE 13D
                               (RULE 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                         THE INTERLAKE CORPORATION
----------------------------------------------------------------------------
                              (Name of Issuer)


                         COMMON STOCK, NO PAR VALUE
----------------------------------------------------------------------------
                       (Title of Class of Securities)


                                465741 10 6
----------------------------------------------------------------------------
                               (CUSIP Number)


                               John F. Keane
                             Tinicum Investors
                             990 Stewart Avenue
                        Garden City, New York 11530
                               (516) 222-2874

                                  Copy to:

                           Paul T. Schnell, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-3000
----------------------------------------------------------------------------
        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)


                               JULY 17, 1998
----------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

      NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                              (Continued on following pages)




CUSIP NO. 465741 10 6                        13D
----------------------------------------------------------------------------
  1.    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

        Tinicum Investors
        I.R.S. ID No. 13-3800339
----------------------------------------------------------------------------
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) |X|
                                                                 (b) |_|
----------------------------------------------------------------------------
  3.    SEC USE ONLY

----------------------------------------------------------------------------
  4.    SOURCE OF FUNDS

        WC, BK
----------------------------------------------------------------------------
  5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                    |_|
----------------------------------------------------------------------------
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
----------------------------------------------------------------------------
                     7.   SOLE VOTING POWER - 1,614,420        (See Item 5)
     NUMBER OF
      SHARES         -------------------------------------------------------
   BENEFICIALLY      8.   SHARED VOTING POWER - 0
     OWNED BY
       EACH          -------------------------------------------------------
     REPORTING       9.   SOLE DISPOSITIVE POWER - 1,614,420   (See Item 5)
      PERSON
       WITH          -------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER - 0

----------------------------------------------------------------------------
  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,614,420                                              (See Item 5)
----------------------------------------------------------------------------
  12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES
                                                                      |_|
----------------------------------------------------------------------------
  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        6.151%
----------------------------------------------------------------------------
  14.   TYPE OF REPORTING PERSON

        PN
----------------------------------------------------------------------------




CUSIP NO. 465741 10 6                        13D
----------------------------------------------------------------------------
  1.    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

        Seth M. Hendon
        S.S. No. ###-##-####
----------------------------------------------------------------------------
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) |X|
                                                                   (b) |_|
----------------------------------------------------------------------------
  3.    SEC USE ONLY

----------------------------------------------------------------------------
  4.    SOURCE OF FUNDS

        PF
----------------------------------------------------------------------------
  5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                    |_|
----------------------------------------------------------------------------
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
----------------------------------------------------------------------------
                     7.   SOLE VOTING POWER - 4,000            (See Item 5)
     NUMBER OF
      SHARES         -------------------------------------------------------
   BENEFICIALLY      8.   SHARED VOTING POWER - 0
     OWNED BY
       EACH          -------------------------------------------------------
     REPORTING       9.   SOLE DISPOSITIVE POWER - 4,000       (See Item 5)
      PERSON
       WITH          -------------------------------------------------------
                     10. SHARED DISPOSITIVE POWER - 0

----------------------------------------------------------------------------
  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,000                                              (See Item 5)
----------------------------------------------------------------------------
  12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES
                                                                 |_|
----------------------------------------------------------------------------
  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.017%
----------------------------------------------------------------------------
 14.   TYPE OF REPORTING PERSON

        IN
----------------------------------------------------------------------------




CUSIP NO. 465741 10 6                        13D
----------------------------------------------------------------------------
  1.    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

        Robert J. Kelly
        S.S. No. ###-##-####
----------------------------------------------------------------------------
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) |X|
                                                                  (b) |_|
----------------------------------------------------------------------------
  3.    SEC USE ONLY

----------------------------------------------------------------------------
  4.    SOURCE OF FUNDS

        PF
----------------------------------------------------------------------------
  5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                   |_|
----------------------------------------------------------------------------
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
----------------------------------------------------------------------------
                     7.   SOLE VOTING POWER - 4,000            (See Item 5)
     NUMBER OF
      SHARES         -------------------------------------------------------
   BENEFICIALLY      8.   SHARED VOTING POWER - 0
     OWNED BY
       EACH          -------------------------------------------------------
     REPORTING       9.   SOLE DISPOSITIVE POWER - 4,000       (See Item 5)
      PERSON
       WITH          -------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER - 0

----------------------------------------------------------------------------
  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,000                         (See Item 5)
----------------------------------------------------------------------------
  12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES
                                                                   |_|
----------------------------------------------------------------------------
  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.017%
----------------------------------------------------------------------------
  14.   TYPE OF REPORTING PERSON

        IN
----------------------------------------------------------------------------




CUSIP NO. 465741 10 6                        13D
----------------------------------------------------------------------------
  1.    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

        Edward R. Civello
        S.S. No. ###-##-####
----------------------------------------------------------------------------
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) |X|
                                                                   (b) |_|
----------------------------------------------------------------------------
  3.    SEC USE ONLY

----------------------------------------------------------------------------
  4.    SOURCE OF FUNDS

        PF
----------------------------------------------------------------------------
  5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                    |_|
----------------------------------------------------------------------------
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
----------------------------------------------------------------------------
                     7.   SOLE VOTING POWER - 5,000            (See Item 5)
     NUMBER OF
      SHARES         -------------------------------------------------------
   BENEFICIALLY      8.   SHARED VOTING POWER - 0
     OWNED BY
       EACH          -------------------------------------------------------
     REPORTING       9.   SOLE DISPOSITIVE POWER - 5,000       (See Item 5)
      PERSON
       WITH          -------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER - 0

----------------------------------------------------------------------------
  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        5,000                         (See Item 5)
----------------------------------------------------------------------------
  12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES
                                                                     |_|
----------------------------------------------------------------------------
  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.022%
----------------------------------------------------------------------------
  14.   TYPE OF REPORTING PERSON

        IN
----------------------------------------------------------------------------




CUSIP NO. 465741 10 6                        13D
----------------------------------------------------------------------------
  1.    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

        Joseph A. Marino
        S.S. No. ###-##-####
----------------------------------------------------------------------------
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) |X|
                                                                  (b) |_|
----------------------------------------------------------------------------
  3.    SEC USE ONLY

----------------------------------------------------------------------------
  4.    SOURCE OF FUNDS

        PF
----------------------------------------------------------------------------
  5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                   |_|
----------------------------------------------------------------------------
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
----------------------------------------------------------------------------
                     7.   SOLE VOTING POWER - 1,000            (See Item 5)
     NUMBER OF
      SHARES         -------------------------------------------------------
   BENEFICIALLY      8.   SHARED VOTING POWER - 0
     OWNED BY
       EACH          -------------------------------------------------------
     REPORTING       9.   SOLE DISPOSITIVE POWER - 1,000       (See Item 5)
      PERSON
       WITH          -------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER - 0

----------------------------------------------------------------------------
  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,000                         (See Item 5)
----------------------------------------------------------------------------
  12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES
                                                                   |_|
----------------------------------------------------------------------------
  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.004%
----------------------------------------------------------------------------
  14.   TYPE OF REPORTING PERSON

        IN
----------------------------------------------------------------------------



CUSIP NO. 465741 10 6                        13D
----------------------------------------------------------------------------
  1.    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

        John F. Keane
        S.S. No. ###-##-####
----------------------------------------------------------------------------
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) |X|
                                                                  (b) |_|
----------------------------------------------------------------------------
  3.    SEC USE ONLY

----------------------------------------------------------------------------
  4.    SOURCE OF FUNDS

        PF
----------------------------------------------------------------------------
  5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                    |_|
----------------------------------------------------------------------------
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
----------------------------------------------------------------------------
                     7.   SOLE VOTING POWER - 2,000            (See Item 5)
     NUMBER OF
      SHARES         -------------------------------------------------------
   BENEFICIALLY      8.   SHARED VOTING POWER - 0
     OWNED BY
       EACH          -------------------------------------------------------
     REPORTING       9.   SOLE DISPOSITIVE POWER - 2,000       (See Item 5)
      PERSON
       WITH          -------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER - 0

----------------------------------------------------------------------------
  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,000                         (See Item 5)
----------------------------------------------------------------------------
  12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES
                                                                    |_|
----------------------------------------------------------------------------
  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.009%
----------------------------------------------------------------------------
  14.   TYPE OF REPORTING PERSON

        IN
----------------------------------------------------------------------------



CUSIP NO. 465741 10 6                        13D
----------------------------------------------------------------------------
  1.    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

        Putnam L. Crafts, Jr.
        S.S. No. ###-##-####
----------------------------------------------------------------------------
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) |X|
                                                                  (b) |_|
----------------------------------------------------------------------------
  3.    SEC USE ONLY

----------------------------------------------------------------------------
  4.    SOURCE OF FUNDS

        PF
----------------------------------------------------------------------------
  5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                   |_|
----------------------------------------------------------------------------
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
----------------------------------------------------------------------------
                     7.   SOLE VOTING POWER - 179,380          (See Item 5)
     NUMBER OF
      SHARES         -------------------------------------------------------
   BENEFICIALLY      8.   SHARED VOTING POWER - 0
     OWNED BY
       EACH          -------------------------------------------------------
     REPORTING       9.   SOLE DISPOSITIVE POWER - 179,380     (See Item 5)
      PERSON
       WITH          -------------------------------------------------------
                     10. SHARED DISPOSITIVE POWER - 0

----------------------------------------------------------------------------
  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        179,380                             (See Item 5)
----------------------------------------------------------------------------
  12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES
                                                                   |_|
----------------------------------------------------------------------------
  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.683 %
----------------------------------------------------------------------------
  14.   TYPE OF REPORTING PERSON

        IN
----------------------------------------------------------------------------




ITEM 1.     SECURITY AND ISSUER

      This statement relates to shares of common stock, no par value (the "Shares"), of The Interlake Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 550 Warrenville Road, Lisle, Illinois 60532-4387.

ITEM 2.     IDENTITY AND BACKGROUND

      (a) - (c), (This statement is being jointly filed by Tinicum Investors, a Delaware general partnership ("Investors"), Seth M. Hendon, Robert J. Kelly, Edward R. Civello, Joseph A. Marino, John F. Keane and Putnam L. Crafts, Jr. (together with Investors, the "Reporting Persons"). Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

      Investors is a private investment company with its principal business address and principal office at 990 Stewart Avenue, Garden City, New York 11530. The managing partners of Investors are Eric M. Ruttenberg and Derald
H. Ruttenberg. The other general partners are RUTCO Incorporated, a Delaware corporation ("RUTCO"), John C. Ruttenberg, Katherine T. Ruttenberg, Hattie Ruttenberg, Tinicum Associates, Inc., a Delaware corporation ("Associates"), Tinicum Enterprises, Inc., a Delaware corporation ("Enterprises"), Tinicum Foreign Investments Corporation, a Delaware corporation ("Foreign"), Seth M. Hendon and Robert J. Kelly. The principal occupation of each of Eric M. Ruttenberg and Derald H. Ruttenberg is that of managing partner of Investors with their business address at 990 Stewart Avenue, Garden City, New York 11530. The principal occupation of John C. Ruttenberg is executive of Tensilica Inc. Systems with his business address at 447 Moody St., Waltham MA 02154. Katherine T. Ruttenberg and Hattie Ruttenberg are private investors. The business address of each of Katherine T. Ruttenberg and Hattie Ruttenberg is 990 Stewart Avenue, Garden City, New York 11530. The address of the principal business and the principal office of each of RUTCO, Associates, Enterprises, and Foreign is 990 Stewart Avenue, Garden City, New York 11530. The principal occupation of each of Robert J. Kelly and Seth M. Hendon is that of general partner of Investors with their business address at 990 Stewart Avenue, Garden City, New York 11530. Each of the managing partners and individual general partners of Investors is a United States citizen. The principal occupation of each of Edward R. Civello, Joseph A. Marino and John F. Keane is that of employee of Enterprises with their business address at 990 Stewart Avenue, Garden City, New York 11530. Each of Edward R. Civello, Joseph A. Marino and John F. Keane is a United States citizen.

      Putnam L. Crafts, Jr.'s business address is 130 Stevens Lane, Far Hills, New Jersey 07931, and his present principal occupation is private investor. Mr. Crafts is a United States citizen.

    (d) and (e). During the last five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding and violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Investors purchased directly 1,614,420 Shares for a total consideration of approximately $6,457,612.49 Investors paid for such Shares from its working capital and from borrowings in the ordinary course of business under a previously existing credit facility available for general corporate purposes, including purchases of marketable securities. Such loans bear interest, at the option of the borrower, at the London interbank offered rate plus 2% per annum , or the prime rate (as announced by Citibank N.A.) minus 1%. Borrowings under the facility are secured by a security interest in certain collateral and certain guarantees by general partners of Investors and other related parties. This facility was not made available for the specific purpose of acquiring Shares. A copy of Investors' Demand Loan and Pledge Agreement dated as of March 5, 1997 is filed herewith as Exhibit 2, the complete terms and provisions of which are incorporated herein by reference.

      Seth M. Hendon purchased directly 4,000 shares for a total consideration of approximately $18,984.40. Mr. Hendon paid for his Shares from his personal funds.

      Robert J. Kelly purchased directly 4,000 shares for a total consideration of approximately $18,984.40. Mr. Kelly paid for his Shares from his personal funds.

      Edward R. Civello purchased directly 5,000 shares for a total consideration of approximately $23,593.75. Mr. Civello paid for his Shares from his personal funds.

      Joseph A. Marino purchased directly 1,000 shares for a total consideration of approximately $4,125.00. Mr. Marino paid for his Shares from his personal funds.

      John F. Keane purchased directly 2,000 shares for a total consideration of approximately $8,562.50. Mr. Keane paid for his Shares from his personal funds.

      Putnam L. Crafts, Jr. purchased 158,380 shares from Investors on July 24, 1998 and an additional 21,000 shares were purchased directly on July 27, 1998 for a total consideration of approximately $733,827.37. Mr. Crafts paid for his Shares from his personal funds.

ITEM 4. PURPOSE OF TRANSACTION.

      The Reporting Persons acquired the Shares reported in Item 5 below for investment purposes. The Reporting Persons view the Shares as an attractive investment opportunity at this time.

      The Reporting Persons intend to review their investment in the Issuer on a continuing basis and reserve the right to acquire additional Shares in the open market or in privately negotiated transactions or otherwise, to maintain their holdings at current levels or to sell all or a portion of their holdings in the open market or in privately negotiated transactions or otherwise. Any such actions will depend upon, among other things, the availability of Shares for purchase at satisfactory price levels; the continuing evaluation of the Issuer's business, financial condition, operations and prospects; general market, economic and other conditions; the relative attractiveness of alternative business and investment opportunities; the availability of financing; and other future developments. As part of their ongoing review, the Reporting Persons may have discussions with management of the Issuer regarding ways of improving the Issuer's performance and value.

      Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a) As of the close of business on July 27, 1998, the Reporting Persons owned in the aggregate 1,809,800 Shares, which represent approximately 7.809% of the 23,175,142 Shares outstanding as of April 15, 1998, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998. In accordance with Rule 13d-5(b)(1) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Reporting Persons as a group may be deemed to beneficially own such shares. As of the close of business on July 27, 1998, Investors, Mr. Hendon, Mr. Kelly, Mr. Civello, Mr. Marino, Mr. Keane and Mr. Crafts have direct beneficial ownership of 1,614,420, 4,000, 4,000, 5,000, 1,000, 2,000 and 179,380 Shares, respectively.

      (b) Each of the Reporting Persons has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of Shares of which it has direct beneficial ownership.

      (c) Within the past 60 days, the Reporting Persons purchased Shares in the manner, in the amounts, on the dates and at the prices set forth on
Schedule I attached hereto and incorporated herein by reference.

      (d)   Not Applicable.

      (e)   Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      The Reporting Persons may consult each others on matters relating to the voting, holding, acquisition and disposition of Shares. The Reporting Persons also have an oral understanding to pay their respective pro-rata shares of all out-of-pocket costs and fees incurred by Investors on behalf of the investor group in connection with their investment in Shares. Mr. Crafts and Investors have an understanding regarding Mr. Crafts reimbursing Investors for the carrying costs associated with these Shares from their date of purchase until their transfer to Mr. Crafts.

      As a result of the foregoing understandings, the Reporting Persons may be deemed to be a "group" within the meaning of the rules and regulations promulgated under the Exchange Act. Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1.  Joint Filing Agreement, dated as of July 27, 1998.

         Exhibit 2.  Demand Loan and Pledge Agreement, dated as of March
                     5, 1997.




                                 SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:July 27, 1998



                                           TINICUM INVESTORS


                                           By: /s/ Eric M. Ruttenberg
                                               ---------------------------
                                               Name:  Eric M. Ruttenberg
                                               Title: General Partner




                                 SIGNATURE

      After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:July 27, 1998



                                           /s/ Seth M. Hendon
                                           --------------------------------
                                           SETH M. HENDON




                                 SIGNATURE

      After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:July 27, 1998



                                           /s/ Robert J. Kelly
                                           --------------------------------
                                           ROBERT J. KELLY




                                 SIGNATURE

      After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:July 27, 1998



                                           /s/ Edward R. Civello
                                           ---------------------------------
                                           EDWARD R. CIVELLO




                                 SIGNATURE

      After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:July 27, 1998



                                           /s/ Joseph A. Marino
                                           ---------------------------------
                                           JOSEPH A. MARINO




                                 SIGNATURE

      After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:July 27, 1998



                                           /s/ John F. Keane
                                           ---------------------------------
                                           JOHN F. KEANE




                                 SIGNATURE

      After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:July 27, 1998



                                           /s/ Putnam L. Crafts, Jr.
                                           ---------------------------------
                                           PUTNAM L. CRAFTS, JR.




SCHEDULE I

    The Reporting Persons have engaged in the following transactions in Shares during the past 60 days. All transactions, unless otherwise noted, involved purchases of Shares on the NASDAQ National
Market.


Transaction Date   Number of Shares   Avg. Price Per Share(1)     Purchaser
----------------   ----------------   -----------------------     ---------
   6/2/98                7,000                $4.06               Investors
   6/3/98               20,000                $4.25               Investors
   6/4/98               44,000                $4.03               Investors
   6/5/98               40,500                $4.07               Investors
   6/11/98               1,000                $4.25             John F. Keane
   6/11/98               1,000                $4.31             John F. Keane
   6/17/98              20,900                $4.23               Investors
   6/22/98               4,000                $4.25               Investors
   6/23/98               2,000                $4.19               Investors
   6/24/98               5,000                $4.19               Investors
   6/26/98               9,300                $4.25               Investors
   7/2/98               36,300                $4.19               Investors
   7/7/98               15,400                $4.12               Investors
   7/8/98                4,600                $4.06               Investors
   7/9/98                3,000                $4.06               Investors
   7/10/98               4,300                $4.06               Investors
   7/13/98             201,500                $3.94               Investors
   7/14/98              25,000                $3.88               Investors
   7/14/98               1,000                $4.13           Joseph A. Marino
   7/15/98              25,000                $3.88               Investors
   7/16/98             100,000                $3.63               Investors
   7/17/98             525,000                $3.56               Investors
   7/24/98(2)          158,380                $4.17              Mr. Crafts
   7/27/98             189,000                $3.50               Investors
   7/27/98              21,000                $3.50              Mr. Crafts

------------
 1   Excluding commissions.
 2   Mr. Crafts' Shares were purchased from Investors.




                               EXHIBIT INDEX


                                                      Location in Sequential
Exhibit            Description                        Numbering System
-------            -----------                        ----------------------
1                  Joint Filing Agreement, dated              23
                   as of July 27, 1998

2                  Demand Loan and Pledge                    24
                   Agreement, dated as of
                   March 5, 1997.